July 12, 2018

Mr. John Reynolds

Assistant Director

Office of Natural Resources

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Berry Petroleum Corporation

Registration Statement on Form S-1

Filed June 29, 2018

File No. 333-226011

Ladies and Gentlemen:

Set forth below are the responses of Berry Petroleum Corporation (the “Company”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated July 10, 2018, with respect to the Registration Statement on Form S-1, File No. 333-226011, filed with the Commission on June 29, 2018 (the “Registration Statement”). The Company is enclosing its marked copy of the pages of the Registration Statement (“Annex A”) that show proposed amendments to the Registration Statement pursuant the Staff’s comments.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to the Registration Statement unless otherwise specified.

Securities and Exchange Commission

July 12, 2018

Prospectus Summary, page 1

Our Attractive Development Opportunities, page 4

1.	Expand the footnote disclosure relating to SEC and Strip prices provided here and throughout the prospectus to include the volume-weighted average realized prices, by individual product type of natural gas, oil/condensate and natural gas liquids, over the lives of the properties.

RESPONSE:    The Company intends to amend the Registration Statement as requested. Please see pages 3, 4, 6, 26, 27, 114, 116, 134 and 135 of Annex A for the proposed amendments.

2.	The figures for the NYMEX Henry Hub futures natural gas prices are presented as dollars per Mcf of natural gas. This disclosure appears to be inconsistent with the comparable disclosure on page 10 of the Addendum to the reserves report filed as Exhibit 99.1 that indicates these prices should be expressed as dollars per MMBtu, e.g. the price prior to adjustments for pricing differentials. Review and revise your disclosure as may be necessary to resolve this inconsistency.

RESPONSE:    The Company intends to amend the Registration Statement as requested. Please see pages 4, 6, 26, 114, 116 and 135 of Annex A for the proposed amendments.

Our Reserves and Assets, page 5

3.	The heading “SEC Pricing as of December 31, 2018” above the tabular presentation of reserves here and on page 111 appears to be inconsistent with the effective date of the prices noted in footnote one of December 31, 2017. Review and revise your disclosure as may be necessary to resolve this inconsistency.

RESPONSE:    The Company intends to amend the Registration Statement as requested. Please see pages 5 and 116 of Annex A for the proposed amendments.

4.	Expand the footnote disclosure relating to reserves based on strip pricing provided here and throughout the prospectus to further discuss the assumptions on which the disclosed values are based. The revised disclosure should clarify, if true, that the differences between the estimates of reserves and revenue using strip prices as of May 31, 2018 compared to such estimates using SEC prices as of December 31, 2017 are due to changes in price parameters only and do not reflect changes to costs, other economic parameters, well performance or drilling activity subsequent to December 31, 2017.

RESPONSE:    The Company intends to amend the Registration Statement as requested. Please see pages 3, 6, 26, 114, 116 and 135 of Annex A for the proposed amendments.

5.	Expand the disclosure in footnote 4 provided here and on page 112 regarding Strip Pricing to include a statement comparable to the first paragraph on page 26 discussing the usefulness of forward prices and a caution to investors regarding such use.

Securities and Exchange Commission

July 12, 2018

RESPONSE:    The Company intends to amend the Registration Statement as requested. Please see pages 4, 6, 114, 116 and 117 of Annex A for the proposed amendments.

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Securities and Exchange Commission

July 12, 2018

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Douglas E. McWilliams of Vinson & Elkins L.L.P. at (713) 758-3613.

Very truly yours,

BERRY PETROLEUM CORPORATION

By:	/s/ Arthur T. Smith
Name:	Arthur T. Smith
Title:	President and Chief Executive Officer

Enclosures

cc:	Douglas E. McWilliams, Vinson & Elkins L.L.P.

Sarah K. Morgan, Vinson & Elkins L.L.P.